- ----------------------------------------------------------------------------
- ----------------------------------------------------------------------------



                      SECURITIES AND EXCHANGE COMMISSION


                            WASHINGTON, D.C. 20549


                                  FORM 11-K


(Mark One)
   [x]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
        SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

   For the fiscal year ended December 31, 1993

                                      OR

   [  ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
        SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]


For the transition period from __________ to __________

Commission file number 2-46622









                            DERBY REFINING COMPANY
                                 THRIFT PLAN
                           (Full title of the plan)










                           THE COASTAL CORPORATION
                                Coastal Tower
                             Nine Greenway Plaza
                          Houston, Texas 77046-0995
            (Name of issuer of the securities held pursuant to the
             plan and address of its principal executive office)



- ----------------------------------------------------------------------------
- ----------------------------------------------------------------------------

                         INDEPENDENT AUDITORS' REPORT


Administrator
Derby Refining Company Thrift Plan
Houston, Texas


We have audited the accompanying statements of net assets available for plan benefits of the Derby Refining Company Thrift Plan (the "Plan") as of December 31, 1993 and 1992, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1993 and 1992, and the changes in net assets available for plan benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules 1 through 8 and Items 27a and 27d are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.




                              DELOITTE & TOUCHE


Houston, Texas
June 20, 1994

                      DERBY REFINING COMPANY THRIFT PLAN
             STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS


                                                                                         December 31,
                                                                                 ----------------------------
                                                                                     1993             1992
                                                                                 ------------     -----------

ASSETS

Investments, at market:
   Securities of The Coastal Corporation:
      Common Stock  . . . . . . . . . . . . . . . . . . . . . . . . . . .        $    970,557     $ 1,721,650
      Class A Common Stock  . . . . . . . . . . . . . . . . . . . . . . .              11,498          22,704
      $1.83 Cumulative Convertible Preferred Stock, Series B  . . . . . .               5,880          35,854
   Challenger International, Ltd. Common Stock  . . . . . . . . . . . . .                 995             830
   Valero Energy Corporation Common Stock . . . . . . . . . . . . . . . .              32,406          99,735
   Texas Commerce Bank Employee Benefit Funds . . . . . . . . . . . . . .              31,069          47,301
   Short-Term Investments . . . . . . . . . . . . . . . . . . . . . . . .              15,464          21,930
                                                                                  -----------     -----------
Total Investments . . . . . . . . . . . . . . . . . . . . . . . . . . . .           1,067,869       1,950,004
                                                                                  -----------     -----------


Receivables
   Contributions  . . . . . . . . . . . . . . . . . . . . . . . . . . . .               1,310          10,951
   Dividends  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .               3,203           7,251
   Interest . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .                  46              63
                                                                                  -----------     -----------
Total Receivables . . . . . . . . . . . . . . . . . . . . . . . . . . . .               4,559          18,265
                                                                                  -----------     -----------


Cash    . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .                   2              95
                                                                                  -----------     -----------

        TOTAL ASSETS  . . . . . . . . . . . . . . . . . . . . . . . . . .           1,072,430       1,968,364
                                                                                  -----------     -----------


LIABILITIES

Payable to employer . . . . . . . . . . . . . . . . . . . . . . . . . . .               2,897               -
Payable to participants . . . . . . . . . . . . . . . . . . . . . . . . .               6,174         106,931
                                                                                  -----------     -----------

        TOTAL LIABILITIES . . . . . . . . . . . . . . . . . . . . . . . .               9,071         106,931
                                                                                  -----------     -----------

NET ASSETS AVAILABLE FOR PLAN BENEFITS  . . . . . . . . . . . . . . . . .        $  1,063,359     $ 1,861,433
                                                                                  -----------     -----------
                                                                                  -----------     -----------



               See Notes and Schedules to Financial Statements.

                      DERBY REFINING COMPANY THRIFT PLAN
       STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS


                                                                                      For the Year Ended
                                                                                         December 31,
                                                                                 ----------------------------
                                                                                     1993             1992
                                                                                 ------------     -----------
ADDITIONS:

Investment income:
   Dividends  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        $     23,198     $    31,558
   Interest . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .               3,315           1,302
                                                                                  -----------     -----------
   Total investment income  . . . . . . . . . . . . . . . . . . . . . . .              26,513          32,860
                                                                                  -----------     -----------


Realized gains on investments (Note 6)  . . . . . . . . . . . . . . . . .             131,832           2,920
                                                                                  -----------     -----------


Net change in unrealized appreciation (depreciation) of
   investments (Note 7) . . . . . . . . . . . . . . . . . . . . . . . . .             146,055         (87,740)
                                                                                  -----------     -----------


Contributions:
   Employer . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .              40,913          71,169
   Participants . . . . . . . . . . . . . . . . . . . . . . . . . . . . .              40,913          71,169
                                                                                  -----------     -----------
   Total contributions  . . . . . . . . . . . . . . . . . . . . . . . . .              81,826         142,338
                                                                                  -----------     -----------


DEDUCTIONS:

Forfeitures . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .              (5,295)              -
Withdrawals . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .          (1,179,005)       (288,158)
                                                                                  -----------     -----------
                                                                                   (1,184,300)       (288,158)
                                                                                  -----------     -----------

   Net decreases  . . . . . . . . . . . . . . . . . . . . . . . . . . . .            (798,074)       (197,780)


NET ASSETS AVAILABLE FOR PLAN BENEFITS:

   Beginning of Year  . . . . . . . . . . . . . . . . . . . . . . . . . .           1,861,433       2,059,213
                                                                                  -----------     -----------
   End of Year  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        $  1,063,359     $ 1,861,433
                                                                                  -----------     -----------
                                                                                  -----------     -----------


               See Notes and Schedules to Financial Statements.

                      DERBY REFINING COMPANY THRIFT PLAN
                        NOTES TO FINANCIAL STATEMENTS


1.  Description of the Plan

    General

    The Derby Refining Company Thrift Plan (the "Plan") is primarily an employee stock purchase plan, registered under the Securities Act of 1933, as amended designed to provide a systematic means whereby the contributions of eligible employees and the employer may be invested for the benefit of the participating employees. The Plan is administered by Coastal Refining & Marketing, Inc. (the "Company"), a subsidiary of The Coastal Corporation ("Coastal"); and pursuant to the provisions of the Plan, an Administrative Committee comprised of Coby C. Hesse, Ronald A. Brownlee, Austin M. O'Toole and E. C. Simpson, all of whom are employees of Coastal, has been appointed to carry out certain duties under the Plan. Texas Commerce Bank National Association (the "Trustee") (formerly Ameritrust Texas, N.A.) is the Trustee of the Plan Trust (the "Trust"). All employees who are eligible for participation in the Plan receive a prospectus and an employee handbook, which may be updated by supplements from time to time, containing a general description of the Plan. The Trustee holds the investment assets of the Plan and executes transactions relating thereto.

    Termination of the Plan

    Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). In the event of termination, participants will become 100 percent vested in their accounts.

    In early 1993, Coastal announced curtailment of certain refining activities of the Company which resulted in a reduction of the number of participants in the Plan. Those employees whose employment has been terminated due to such curtailment are 100% vested in their account balance. Such curtailment resulted in a substantial amount of funds being withdrawn by participants; however, it had no effect on the ability to pay benefits of remaining participants.

2.  Summary of Significant Accounting Principles

    Accounting Basis

    The financial statements of the Plan are prepared on the accrual basis of accounting.

    Marketable Securities

    Securities valuations are based on the last recorded sales price on December 31, 1993 and 1992, as reported by the principal securities exchange on which the security is traded, or the average of the bid and the asked price if sold over the counter. Realized gains and losses reported on the sale or withdrawal of securities by participants are based on the difference between market values of the securities sold and/or issued at the effective dates and the market value at the beginning of the year and cost of securities purchased during the year.

    Federal Income Taxes

    The Company received its most recent determination letter dated April 26, 1985 from the Internal Revenue Service which states the Plan meets the exemption requirements of Section 401(a) of the Internal Revenue Code (the "Code"); and therefore, the Trust is exempt from taxation under Section 501(a) of the Code. Since that determination, certain amendments have been made. It is the opinion of management that, on the basis of the Internal Revenue Service's prior determination, and existing federal income tax laws, the Plan, as amended, continues to be qualified. Accordingly, no provision has been made for federal income taxes.

3.  Contributions to the Plan

    Employee Contributions

    Each eligible employee who wishes to participate in the Plan (a "Participant") may do so by authorizing the Company to make payroll deductions of two percent (2%) of his basic compensation each pay period. Basic compensation includes fixed salaries or wages per hour including shift differential and upgrade pay, but excludes overtime, bonuses, commissions, and any other additional compensation. The amount of such deduction is paid by the Company to the Trust and credited to the account of such Participant in the Trust. Contributions by a Participant may not exceed the limitations imposed by Sections 415 and 401 of the Code.

    Employee contributions to the Plan are taxed at ordinary income tax rates as a part of the employees' salary. The employer contributions, investment income and unrealized appreciation are not taxable to the employee until withdrawal.

    Employer Contributions

    The Company pays to the Trust, for a Participant's account, an amount equal to such Participant's contribution. In the event contributions by a Participant have been suspended, contributions by the Company for such Participant's account shall likewise be suspended. All contributions by the Company must be made from its current or accumulated earnings or profits or, in certain circumstances, from the accumulated earnings or profits of another member of the same affiliated group of corporations. Company contributions may not exceed the limitations imposed by Section 415 of the Code.

    Vesting

    A Participant's balance in the Trust is vested in such Participant at all times, except that his interest in the Company's contributions and appreciation and earnings thereon becomes vested at the rate of 20% upon completion of each whole year included in his Period of Service (as defined in the Plan) beginning at the end of the second whole year of service; such vesting continues, on a cumulative basis, until a Participant becomes fully vested. Any period of time during which a Participant has declined to contribute to the Plan is not included in the determination of vesting of Company contributions.

4.  Investment Programs*

    Funds in Which Current Employee Contributions Are Invested:

    The Coastal Common Stock Fund is an unsegregated fund invested in common stock of Coastal. Cash dividends thereon are reinvested in such Common Stock Fund.

    The Diversified Fund is an unsegregated fund which may invest, at the discretion of the Trustee, in common or preferred stocks, notes, bonds or debentures, or other similar investments of issuers other than Coastal or any of it subsidiaries. Fund assets may also be temporarily invested in obligations of the United States of America or in commercial paper (including participation in pooled commercial paper accounts). All or any part of this fund may be invested in any collective investment trust that is tax exempt. This fund is currently invested in Fixed Income Pooled Funds and Equity Common Trust Pooled Funds with Texas Commerce Bank National Association.

    The Government Bond Fund is an unsegregated fund invested, at the discretion of the Trustee, in obligations issued or guaranteed by the United States of America or by any agency or instrumentality thereof and in savings deposits to the extent they are fully guaranteed by the Federal Deposit Insurance Corporation. All or part of this fund may be invested in any collective instrument trust which is tax exempt. This fund is currently invested in the Provident Institutional Treasury Trust Fund.

    All employer matched contributions are invested in the Coastal Common Stock Fund only.

    Funds in Which Current Employee Contributions Are Not Invested:

    The Coastal Class A Common Stock Fund is a fund established to hold Class A Common Stock of Coastal received as a result of a stock dividend in 1984. Dividends declared on shares of Class A Common Stock are invested in the Coastal Common Stock Fund. A participant may have the Class A Common Stock in his account converted to Coastal Common Stock. Class A Common Stock attributable to a participant's own contributions and earnings may be converted into Coastal Common Stock, the Common Stock sold and the proceeds invested in the Diversified Fund or the Government Bond Fund.

    The Coastal Preferred Stock Fund is a fund established to hold $1.83 Cumulative Convertible Preferred Stock, Series B of Coastal. Dividends declared on such Preferred Stock are invested in the Coastal Common Stock Fund. Each participant may elect to convert his interest in this fund into Coastal Common Stock.

    The Valero Stock Fund is a fund established to hold the common stock of Valero Energy Corporation ("Valero") received as a result of the spin-off of Valero by Coastal. A participant may direct the sale of the Valero Common Stock in his account and have the proceeds invested in the Government Bond Fund, the Diversified Fund, or the Coastal Common Stock Fund. Dividends or other cash realized from Valero Common Stock are invested in the Coastal Common Stock Fund unless the participant elects to have such cash invested in the Diversified Fund or the Government Bond Fund.




     * For the Statement of Changes in Net Assets Available for Plan Benefits by Fund, refer to Schedule 8.

    The International Stock Fund is a fund established to hold the common stock of Challenger International, Ltd. ("Challenger"), formerly Coastal International, Ltd., issued as a result of the spin-off of Challenger by Coastal. A participant may direct the sale of Challenger Common Stock in his account and have the proceeds invested in the Coastal Common Stock Fund or the Diversified Fund. In addition, a participant may direct the Company to sell the Challenger Common Stock which is attributable to his contributions and invest the proceeds in the Government Bond Fund in addition to such other funds.

5.  Administrative Costs

    All administrative Plan expenses including fees and Trustee expenses, are paid by the Company. Taxes and other expenses, including brokerage fees, are paid from Plan assets.

6.  Realized Gain (Loss) on Investments

    The following is a summary of realized gains (losses) on investments for the years ended December 31, 1993 and 1992:

                                                   1993                                               1992
                              ---------------------------------------------     ---------------------------------------------
                                   Sales                                             Sales
                                 Proceeds                                           Proceeds
                                 or Market       Aggregrate      Realized          or Market       Aggregate        Realized
                                 Value of         Carrying         Gain             Value of         Carrying         Gain
        Securities              Withdrawals        Amount         (Loss)          Withdrawals         Amount         (Loss)
- --------------------------    --------------    ------------    -----------     --------------     ------------    -----------
Coastal Common Stock Fund:
  The Coastal Corporation
    Common Stock              $    1,153,520    $  1,029,437    $   124,083     $       247,191    $    245,673    $     1,518

Coastal Class A Common Stock Fund:
  The Coastal Corporation
    Class A Common Stock              11,969          11,040            929               3,110           3,127            (17)

Coastal Preferred Stock Fund:
  The Coastal Corporation
    $1.83 Cumulative Convertible
    Preferred Stock, Series B         33,804          30,576          3,228              10,067           9,860            207

Valero Stock Fund:
  Valero Energy Corporation
    Common Stock                      65,489          64,645            844              30,221          29,780            441

International Stock Fund:
  Challenger International, Ltd.
    Common Stock                       1,379             524            855                 132             122             10

Diversified Fund:
  Texas Commerce Bank, N. A.
    Investment Funds                  33,128          31,235          1,893               3,800           3,039            761
                              --------------    -------------   -----------     --------------     ------------    ------------
                              $    1,299,289    $  1,167,457    $   131,832     $       294,521    $    291,601    $     2,920
                              --------------    -------------   -----------     --------------     ------------    ------------
                              --------------    -------------   -----------     --------------     ------------    ------------

7.  Net Changes in Unrealized Appreciation (Depreciation) of Investments

    During 1993 and 1992 the fair value of investments (including investments bought and sold, as well as held during the year) appreciated (depreciated) as follows:

                                                                      1993               1992
                                                                   -----------        ----------
             The Coastal Corporation                               $   146,047        $  (60,747)
             Valero Energy Corporation                                  (2,685)          (29,975)
             Challenger International, Ltd.                                689               208
             Texas Commerce Bank, N.A.                                   2,004             2,774
                                                                   -----------        -----------
                                                                   $   146,055        $  (87,740)
                                                                   -----------        -----------
                                                                   -----------        -----------

8.    Unit Values

      For the funds which assign units to participants, the following table sets forth the number of units and unit values:

                                                     1993                            1992
                                        ----------------------------      ----------------------------

                                          Employee        Net Asset         Employee        Net Asset
                                           Units            Value            Units            Value
                                        Outstanding        Per Unit       Outstanding       Per Unit
                                        -------------    -----------      ------------     -----------
       Diversified Fund                     24,718        $  1.3775           39,480        $  1.2682
       Government Bond Fund                  3,805        $  1.1505           11,981           1.1047

                                                     Schedule 1 - Investments *
                                                     ------------------------
                                                    Coastal Common Stock Fund
                                                    -------------------------

Security                                                  Shares             Cost            Market Value
- --------                                                ---------       --------------      ---------------
The Coastal Corporation
   Common Stock:

   December 31, 1993 (1)                                   34,356       $      440,848      $       970,557
                                                                        --------------      ---------------
                                                                        --------------      ---------------

   December 31, 1992                                       72,111       $      847,847      $     1,721,650
                                                                        --------------      ---------------
                                                                        --------------      ---------------

   *   See also Schedule 7.
   (1) Exceeds 5% of net assets.


                                                     Schedule 2 - Investments
                                                     ------------------------
                                                      Coastal Class A Common
                                                            Stock Fund
                                                      ----------------------

                                                          Shares             Cost            Market Value
                                                        ---------       --------------      ---------------
The Coastal Corporation
   Class A Common Stock:

   December 31, 1993                                          407       $        2,866      $        11,498
                                                                        --------------      ---------------
                                                                        --------------      ---------------

   December 31, 1992                                          946       $        6,752      $        22,704
                                                                        --------------      ---------------
                                                                        --------------      ---------------

                                                     Schedule 3 - Investments
                                                     ------------------------
                                                        Coastal Preferred
                                                            Stock Fund
                                                     ------------------------

                                                          Shares             Cost            Market Value
                                                        ---------       --------------      ---------------
The Coastal Corporation
   $1.83 Cumulative Convertible
   Preferred Stock, Series B:
   December 31, 1993                                           58       $        1,438      $         5,880
                                                                        --------------      ---------------
                                                                        --------------      ---------------

   December 31, 1992                                          394       $        9,770      $        35,854
                                                                        --------------      ---------------
                                                                        --------------      ---------------


                                                     Schedule 4 - Investments *
                                                     ------------------------
                                                        Valero Stock Fund
                                                     ------------------------

                                                          Shares             Cost            Market Value
                                                        ---------       --------------      ---------------
Valero Energy Corporation
   Common Stock:

   December 31, 1993                                        1,534       $        7,552      $        32,406
                                                                        --------------      ---------------
                                                                        --------------      ---------------

   December 31, 1992                                        4,360       $       21,466      $        99,735
                                                                        --------------      ---------------
                                                                        --------------      ---------------

   *   See also Schedule 7.

                                                     Schedule 5 - Investments *
                                                     ------------------------
                                                         Diversified Fund
                                                     ------------------------

                                                          Units              Cost            Market Value
                                                        ---------       --------------      ---------------

Security
- --------
December 31, 1993:
   Fixed Income Funds:
     Texas Commerce Bank International Bond Group
      Fund                                                    103       $        1,174      $         1,805
     Texas Commerce Bank Intermediate Bond Group
      Fund                                                    101               10,298               13,385
     Texas Commerce Bank Limited Term Group Fund               16                2,752                2,742
                                                           ------       --------------      ---------------
                                                              220               14,224               17,932
                                                           ------       --------------      ---------------

   Equity Funds:
     Texas Commerce Bank International Equity Fund            257                2,787                3,770
     Texas Commerce Bank Equity Income Group Fund              14                4,278                4,253
     Texas Commerce Bank Special Equity Group Fund              4                1,355                1,812
     Texas Commerce Bank Equity Growth Group Fund              21                2,498                3,302
                                                           ------       --------------      ---------------
                                                              296               10,918               13,137
                                                           ------       --------------      ---------------
                                                              516       $       25,142      $        31,069
                                                           ------       --------------      ---------------
                                                           ------       --------------      ---------------

December 31, 1992:
   Fixed Income Funds:
     Ameritrust Co. Retirement Reserve Fund                    42       $        4,319      $         4,946
     Ameritrust Texas Intermediate Bond Fund                  161               16,348               19,783
     Ameritrust Limited Maturity Bond Fund                    152                1,590                2,359
                                                           ------       --------------      ---------------
                                                              355               22,257               27,088
                                                           ------       --------------      ---------------

   Equity Funds:
     Ameritrust Texas International Stock Fund                432                4,561                5,035
     Ameritrust Co. Retirement Diversified Equity Fund         46                5,519                7,597
     Ameritrust Co. Retirement Stock Fund                      41                3,634                5,003
     Ameritrust Stock Fund Texas Special Situation             22                2,069                2,578
                                                           ------       --------------      ---------------
                                                              541               15,783               20,213
                                                           ------       --------------      ---------------
                                                              896       $       38,040      $        47,301
                                                           ------       --------------      ---------------
                                                           ------       --------------      ---------------

   *   See also Schedule 7.

                                                     Schedule 6 - Investments *
                                                     ------------------------
                                                     International Stock Fund
                                                     ------------------------

                                                          Shares             Cost            Market Value
                                                        ---------       --------------      ---------------
Security
- --------
Challenger International, Ltd.
   Common Stock:

   December 31, 1993                                          306       $          689      $           995
                                                                        --------------      ---------------
                                                                        --------------      ---------------

   December 31, 1992                                          830       $        1,867      $           830
                                                                        --------------      ---------------
                                                                        --------------      ---------------

   *   See also Schedule 7.

                                                     Schedule 7 - Investments
                                                     ------------------------
                                                      Short-Term Investments
                                                      ----------------------

                                       December 31, 1993                         December 31, 1992
                          -----------------------------------------  ----------------------------------------

                             Texas                                                       Bank
                            Commerce                                                      One
                           Bank Short       Provident                  Ameritrust        Money
                           Term Money     Institutional                   Cash          Market
                          Market Group   Treasury Trust                Management       Savings
                              Fund            Fund            Total       Fund          Account        Total
                          ------------  -----------------   --------   -----------   -------------   --------
Coastal Common Stock
  Fund                      $  8,047         $      -       $  8,047     $  2,239       $      -     $  2,239
Challenger Stock
  Fund                            16                -             16            -              -            -
Valero Stock Fund                  8                -              8            2              -            2
Diversified Fund               3,027                -          3,027        2,641              -        2,641
Government Bond
  Fund                             -            4,366          4,366           87         16,961       17,048
                            --------         --------       --------     --------       --------     --------

     Total                  $ 11,098         $  4,366       $ 15,464     $  4,969       $ 16,961     $ 21,930
                            --------         --------       --------     --------       --------     --------
                            --------         --------       --------     --------       --------     --------

                                                Schedule 8 - Statement of Changes
                                                 in Net Assets Available for Plan
                                                         Benefits by Fund
                                                 ________________________________

                                              Beginning of Year         Change 1993              End of Year
                                              -----------------         -----------              -----------
Coastal Common Stock Fund                        $ 1,650,519            $  (675,868)             $    974,651
Diversified Fund                                      50,192                (16,090)                   34,102
Government Bond Fund                                  13,333                 (8,967)                    4,366
Coastal Preferred Stock Fund                          33,321                (27,441)                    5,880
Valero Stock Fund                                     92,190                (59,776)                   32,414
International Stock Fund                                 764                    247                     1,011
Coastal Class A Stock Fund                            21,114                (10,179)                   10,935
                                                 -----------            -----------              -------------

     Total                                       $ 1,861,433            $  (798,074)             $  1,063,359
                                                 -----------            -----------              -------------
                                                 -----------            -----------              -------------

                                    Item 27a - Schedule of Assets Held For Investment Purposes
                                      Employer Identification No.:  84-0429897; Plan No. 005
                                             Form 5500:  Year Ended December 31, 1993

                                                                    (c)
                          (b)                            Description of Investment
                                                       including Maturity Date, Rate               (d)               (e)
  (a)        Identity of Issue, Borrower,              of Interest, Collateral, Par              Cost of            Market
                Lessor or Similar Party                      or Maturity Value                 Acquisition          Value
- ------    -----------------------------------      -------------------------------------       -------------     -------------
   *      The Coastal Corporation (1)              34,356 shares common stock                  $     440,848     $     970,557

                                                   407 shares Class A common stock (2)                 2,866            11,498

                                                   58 shares $1.83 cumulative convertible
                                                    preferred stock, Series B                          1,438             5,880

          Valero Energy Corporation                1,534 shares common stock                           7,552            32,406

          Challenger International, Ltd.           306 shares common stock                               689               995

          Texas Commerce Bank Employee             220 units fixed income fund                        14,224            17,932
            Benefit Plan Trusts                    296 units equity funds                             10,918            13,137

          Texas Commerce Bank Short Term
            Money Market Group Fund                Short Term Investment Funds                        11,098            11,098

          Provident Institutional                  Money Market Mutual Fund                            4,366             4,366
                                                                                               -------------     -------------

                                                                                               $     493,999     $   1,067,869
                                                                                               -------------     -------------
                                                                                               -------------     -------------

    *   Party-In-Interest.

   (1)  Exceeds 5% of net assets.

   (2) Class A Common Stock may be distributed to employee participants, but cannot be transferred to other individuals or organizations.


                                          Item 27d - Schedule of Reportable Transactions
                                         Series Transactions, When Aggregated, Involving
                                        An Amount In Excess of Five Percent of the Current
                                                       Value of Plan Assets
                                      Employer Identification No.:  84-0429897; Plan No. 005
                                             Form 5500:  Year Ended December 31, 1993



                                        (b)
                               Description of asset
            (a)              (including interest rate          (c)           (d)           (e)           (f)           (g)
     Identity of Party        and maturity in case of       Purchase       Selling       Cost of       Current       Net Gain
         Involved                      loan)                  Price         Price         Asset         Value       Or (Loss)
- -------------------------  -----------------------------  ------------  ------------   ------------  ------------  ------------
* The Coastal Corporation  Common Stock:

                             Purchases (5,153 shares)     $    134,526                               $    145,572

                             Distributed (16,463 shares)                $    452,086   $    395,556                $     56,530

                             Sold (26,448 shares)                            701,434        633,881                      67,553


 * Party-In-Interest.


                                  SIGNATURES

     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                            DERBY REFINING COMPANY
                                                  THRIFT PLAN



Date:  June 28, 1994            By:            AUSTIN M. O'TOOLE
                                    --------------------------------------
                                               Austin M. O'Toole
                                    Member of the Administrative Committee